May 2011 Preliminary Terms No. 823 Registration Statement No. 333-156423 Dated May 27, 2011 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Buffered PLUS Based on the iShares® Dow Jones U.S. Real Estate Index Fund due February 4, 2013
Buffered Performance Leveraged Upside SecuritiesSM

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The Buffered PLUS offered hereby will constitute a further issuance of, and will be consolidated with, the $10,435,000 aggregate principal amount of Buffered PLUS Based on the iShares® Dow Jones U.S. Real Estate Index Fund due February 4, 2013 issued on February 4, 2011, which we refer to as the "original securities," and will form a single tranche with those original securities. The Buffered PLUS offered hereby will have the same CUSIP and ISIN as the original securities and will trade interchangeably with the original securities.  Upon completion of the offering of the Buffered PLUS offered hereby, the total aggregate principal amount outstanding of the Buffered PLUS will be $                     .

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We describe the Buffered PLUS in the original pricing supplement dated January 28, 2011, the prospectus supplement for PLUS dated December 22, 2009 and the prospectus dated December 23, 2008, each of which can be accessed via the hyperlinks at the bottom of this page.  Terms used but not defined herein have the meanings given to such terms in the pricing supplement.

•	Maximum Payment at Maturity: $1,825 per Buffered PLUS (182.50% of the stated principal amount)
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Buffer Amount: 10%.  Investors will lose some, or potentially a significant portion, of their initial investment if the closing price of the underlying shares declines on the valuation date by more than 10% from the initial share price of $57.28.

•	CUSIP / ISIN: 617482QZ0 / US617482QZ09
•	Stated Principal Amount: $1,000 per Buffered PLUS
•	Issue Price: %
•	The Buffered PLUS offered hereby are expected to price on or about May 31, 2011 and settle on or about June 3, 2011.
•	Tax Considerations

Although the issuer believes that, under current law, the Buffered PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the Buffered PLUS.  Please read the sections in the accompanying pricing supplement entitled “Tax considerations” and “Risk Factors – The U.S. federal income tax consequences of an investment in the Buffered PLUS are uncertain.”

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$	$	$
Total	$	$	$

(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. Incorporated, a fixed sales commission of $     for each Buffered PLUS they sell.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying pricing supplement.  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for PLUS.

The agent for this offering, MS & Co., is our wholly owned subsidiary.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying pricing supplement.

The Buffered PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 8 of the accompanying pricing supplement.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the pricing supplement describing the Buffered PLUS and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Pricing Supplement dated January 28, 2011
Prospectus Supplement for PLUS dated December 22, 2009
Prospectus dated December 23, 2008

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Buffered PLUS Based on the iShares® Dow Jones U.S. Real Estate Index Fund due February 4, 2013
Buffered Performance Leveraged Upside SecuritiesSM

•	Historical Information for the Underlying Shares

The following graph sets forth the daily closing prices of the underlying shares for the period from January 1, 2006 to May 26, 2011.  The closing price of the underlying shares on May 26, 2011 was $61.61 and the initial share price on the pricing date of the original securities on January 28, 2011 was $57.28.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.  The historical closing prices of the underlying shares should not be taken as an indication of future performance, and no assurance can be given as to the final share price on the valuation date.

May 2011	Page 2